Filed Pursuant to Rule 425 and deemed filed
pursuant to Rule 14a-12

Subject Company: Humboldt Bancorp
Filing Person: Humboldt Bancorp
File Number: 000-27784

This filing includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company’s filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The following may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings’ proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings’ and Humboldt Bancorp’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

THE FOLLOWING QUESTION AND ANSWER SHEET WAS MAILED TO SHAREHOLDERS OF HUMBOLDT BANCORP:

Questions and Answers for Humboldt Bancorp Shareholders about the
Umpqua Holdings Corporation and Humboldt Bancorp Merger
March 2004

The information below provides summary information only. Shareholders should read the proxy statement that will be mailed for complete information about the merger. This is not a proxy solicitation and is provided only to satisfy requests for general information.

Q:	What is Umpqua Bank?
A:	Umpqua Bank is a subsidiary of Umpqua Holdings Corporation (NASDAQ: UMPQ), with $2.96 billion in assets and $2.5 billion in deposits as of December 31, 2003. Headquartered in Roseburg, Umpqua Bank has 64 stores in Oregon and Southwest Washington, located along the I-5 corridor from Ashland, Ore. to Vancouver, Wash. and along the Oregon Coast from Newport to Brookings. Umpqua Bank also has retail and wholesale mortgage lending offices in Coos Bay, Bend and Clackamas, Ore. Umpqua Bank offers a wide range of personal and business loans and accounts, in addition to investment services through its affiliate, Strand, Atkinson, Williams & York, which has 14 locations throughout Oregon and Southwest Washington and in Umpqua Bank store locations. Umpqua Bank has 96 ATM locations throughout Oregon and Southwest Washington, making it the largest ATM network of any Oregon-based bank. A full listing of Umpqua Bank’s products, services, and locations is available online at www.umpquabank.com. Umpqua Bank was founded as South Umpqua State Bank in Canyonville, Oregon in 1953 and merged with Medford-based Valley of the Rogue Bank in December 2000 to become Umpqua Bank.

Q:	How much will Umpqua Holdings Corporation pay to acquire Humboldt Bancorp?
A:	Upon completion of the transaction, Humboldt Bancorp shareholders will receive one share of Umpqua Holdings Corporation common stock for each Humboldt Bancorp share of common stock. Umpqua expects to issue approximately 15.2 million shares of its common stock in connection with the merger.

Q.	How much will this merger increase Umpqua Bank’s total assets, deposits and shareholders’ equity?
A.	This proposed acquisition will increase Umpqua Bank’s total assets to approximately $4.6 billion, deposits to approximately $3.5 billion and shareholder equity to approximately $650 million. The proposed acquisition will establish a solid Umpqua Bank presence in Northern California.

Q:	Will my Humboldt Bancorp stock be exchanged or converted?
A:	Upon completion of the merger, Humboldt Bancorp shareholders will receive one share of Umpqua Holdings Corporation common stock for each share of Humboldt Bancorp common stock. Approximately 15.2 million shares of Umpqua Holdings Corporation common stock are expected to be issued in connection with the merger.

Questions and Answers for Humboldt Bancorp Shareholders
Umpqua Bank and Humboldt Bancorp Merger

Q:	Will Humboldt Bank retain its name?
A:	No. Upon approval and completion of the merger, all Humboldt Bancorp offices and its family of banks – Humboldt Bank, Capitol Valley Bank, Feather River State Bank and Tehama Bank — will adopt the Umpqua Bank name and logo.

Q.	Will Humboldt Bancorp executives remain in California?
A.	Yes. Once the merger is completed, Robert M. Daugherty, president and CEO of Humboldt Bancorp, will help oversee completion of the merger and will serve as President of Umpqua Bank’s California region. Patrick Rusnak, executive vice president and CFO, will also join Umpqua Bank’s California operations as executive vice president and CFO for Umpqua Bank’s California region.

Q:	How can Umpqua Bank remain a community bank as it continues to grow?
A:	Umpqua Bank is committed to providing exceptional customer service and supporting the communities in which we do business. As we grow, we intend to work even harder to improve the level of service our customers deserve and expect from us. We believe that our dedication to providing the best customer service and our support for our local communities have fueled our success and growth. No matter how much we grow, we intend to always be a community bank.

Umpqua Bank makes a point of giving back to every community we serve. Our Connect Volunteer Network provides full-time associates with 40 hours of fully paid volunteer time per year to devote to youth and education organizations. In addition, we have many other programs for charitable giving and community outreach to make sure that we are making a vital contribution to our communities.

Q:	When will shareholders be able to vote on the proposed transaction?
A:	Proxy statements will be sent to shareholders. Special shareholder meetings for both Humboldt Bancorp and Umpqua Holdings Corporation will take place for the shareholders to vote on the merger agreement. More information on the dates and locations of those meetings will be provided to shareholders in the coming months.

Q:	What regulatory approvals must be received to complete the merger?
A:	The merger will go through standard regulatory approvals of the Federal Deposit Insurance Corporation and other federal and state government agencies.

Q:	When will the merger be completed?
A:	The merger will be completed upon shareholder and regulatory approval, which is expected to come during the third quarter of 2004.

Q:	Will Humboldt Bancorp Directors have positions on Umpqua Holdings’ board?
A:	Yes. The board of directors of Umpqua Holdings will be restructured to include four directors from Humboldt Bancorp and nine current directors of Umpqua Holdings.

Q:	For more information about this merger, who should one contact?
A:	Customers, shareholders, and other interested persons are encouraged to contact Patrick J. Rusnak, executive vice president and CFO, at 916-783-2812.

Questions and Answers for Humboldt Bancorp Shareholders
Umpqua Bank and Humboldt Bancorp Merger